Mercedes-Benz Auto Lease Trust 2016-A
Investor Report
Collection Period Ended   31-Dec-2016

Amounts in USD

Dates

Collection Period No.	10				
Collection Period (from... to)	1-Dec-2016	31-Dec-2016			
Determination Date	12-Jan-2017				
Record Date	13-Jan-2017				
Payment Date	17-Jan-2017				
Interest Period of the Class A-1, A-2b Notes (from... to)	15-Dec-2016	17-Jan-2017	Actual/360 Days	33	
Interest Period of the Class A-2a, A-3 and A-4 Notes (from... 1/15/201	15-Dec-2016	15-Jan-2017	30/360 Days	30	

Summary

	Initial Balance	Beginning Balance	Ending Balance	Principal Payment	Principal per $1000 Face Amount	Note Factor
Class A-1 Notes	280,000,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-2A Notes	429,000,000.00	348,800,324.63	311,413,654.03	37,386,670.60	87.148416	0.725906
Class A-2B Notes	184,000,000.00	149,602,004.03	133,566,695.43	16,035,308.60	87.148416	0.725906
Class A-3 Notes	325,000,000.00	325,000,000.00	325,000,000.00	0.00	0.000000	1.000000
Class A-4 Notes	79,930,000.00	79,930,000.00	79,930,000.00	0.00	0.000000	1.000000
Total Note Balance	**1,297,930,000.00**	**903,332,328.66**	**849,910,349.46**	**53,421,979.20**		
Overcollateralization	262,079,098.90	279,241,629.20	279,241,629.20			
Total Securitization Value	**1,560,009,098.90**	**1,182,573,957.86**	**1,129,151,978.66**			
present value of lease payments	546,777,200.24	294,950,459.94	271,762,481.45			
present value of Base Residual Value	1,013,231,898.66	887,623,497.92	857,389,497.21			

	Amount	Percentage
Initial Overcollateralization Amount	262,079,098.90	16.80%
Target Overcollateralization Amount (until Class A-2 Notes are paid in full)	279,241,629.20	17.90%
Target Overcollateralization Amount (after Class A-2 Notes are paid in full)	263,641,538.18	16.90%
Current Overcollateralization Amount	279,241,629.20	17.90%

Mercedes-Benz Auto Lease Trust 2016-A
Investor Report

Amounts in USD

	Interest Rate	Interest Payment	Interest per $1000 Face Amount	Interest & Principal Payment	Interest & Principal Payment per $1000 Face Amount
Class A-1 Notes	0.650000%	0.00	0.000000	0.00	0.000000
Class A-2A Notes	1.340000%	389,493.70	0.907911	37,776,164.30	88.056327
Class A-2B Notes	1.263890%	173,323.77	0.941977	16,208,632.37	88.090393
Class A-3 Notes	1.520000%	411,666.67	1.266667	411,666.67	1.266667
Class A-4 Notes	1.690000%	112,568.08	1.408333	112,568.08	1.408333
Total		**1,087,052.22**		**$54,509,031.42**	

Amounts in USD

	Initial Balance	Beginning Balance	Ending Balance
Exchange Note Balance	**1,482,008,643.96**	**1,104,573,502.92**	**1,051,151,523.72**

Available 2016-A Collections	
Lease Payments Received	21,013,398.93
Net Sales Proceeds-early terminations (incl Defaulted Leases)	21,974,578.92
Net Sales Proceeds-scheduled terminations	15,768,660.29
Excess wear and tear included in Net Sales Proceeds	75,391.81
Excess mileage included in Net Sales Proceeds	236,355.13
Repurchase Payments	0.00
Advances made by the Servicer	0.00
Investment Earnings	9,970.32
Total Available Collections	**58,766,608.46**

Distribution on the Exchange Note	
(1) Total Servicing Fee	985,478.30
Nonrecoverable Advances to the Servicer	0.00
(2) Exchange Note Interest Distributable Amount (1.70%)	1,564,812.46
(3) Exchange Note Principal Distributable Amount	53,421,979.20
(4) Any amounts by which the sum payable pursuant to Section 8.03(a)(i) through (vii) of the Indenture (or, if applicable, pursuant to Section 5.04(b)(i)through (vii) of the Indenture) exceed the sum of the Exchange Note Interest Distributable Amount and the Exchange Note Principal Distributable Amount	0.00
(5) Remaining Funds Payable	2,794,338.50
Total Distribution	**58,766,608.46**

Available Funds ABS Notes	
Total Exchange Note Payments	54,986,791.66
Reserve Account Draw Amount	0.00
Total Available Funds	**54,986,791.66**

Distributions ABS Notes	
(1) Total Trustee Fees and any Asset Representations Reviewer fees (max. $250,000 p.a.)	0.00
(2) Interest Distributable Amount Class A Notes	1,087,052.22
(3) Priority Principal Distribution Amount	0.00
(4) To Reserve Fund to reach the Reserve Fund Required Amount	0.00
(5) Regular Principal Distribution Amount	53,421,979.20
(6) Additional Servicing Fee and Transition Costs	0.00
(7) Total Trustee Fees and any Asset Representations Reviewer fees [not previously paid under (1)]	0.00
(8) Excess Collections to Certificateholders	477,760.24
Total Distribution	**54,986,791.66**

Amounts in USD

Distribution Detail

	Amount Due	Amount Paid	Shortfall
Total Servicing Fee	985,478.30	985,478.30	0.00
Total Trustee Fee	0.00	0.00	0.00
Monthly Interest Distributable Amount	1,087,052.22	1,087,052.22	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2A Notes	389,493.70	389,493.70	0.00
thereof on Class A-2B Notes	173,323.77	173,323.77	0.00
thereof on Class A-3 Notes	411,666.67	411,666.67	0.00
thereof on Class A-4 Notes	112,568.08	112,568.08	0.00
Interest Carryover Shortfall Amount	0.00	0.00	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2A Notes	0.00	0.00	0.00
thereof on Class A-2B Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	0.00	0.00	0.00
Interest Distributable Amount Class A Notes	1,087,052.22	1,087,052.22	0.00
Priority Principal Distribution Amount	0.00	0.00	0.00
Regular Principal Distribution Amount	53,421,979.20	53,421,979.20	0.00
Principal Distribution Amount	53,421,979.20	53,421,979.20	0.00

Amounts in USD

Reserve Fund and Investment Earnings

Reserve Fund

Reserve Fund Required Amount	3,900,022.75
Reserve Fund Amount - Beginning Balance	3,900,022.75
plus top up Reserve Fund up to the Required Amount	0.00
plus Net Investment Earnings for the Collection Period	660.70
minus Net Investment Earnings	660.70
minus Reserve Fund Draw Amount	0.00
Reserve Fund Amount - Ending Balance	3,900,022.75
Reserve Fund Deficiency	0.00

Investment Earnings

Net Investment Earnings on the Reserve Fund	660.70
Net Investment Earnings on the Exchange Note	
Collection Account	9,309.62
Investment Earnings for the Collection Period	9,970.32

Notice to Investors

The Servicer discovered that in the course of converting its servicing system the securitization values for the collection periods from June 2016 to November 2016, inclusive, for each of the Mercedes-Benz Auto Lease Trust securitization trusts outstanding as of June 2016 (including the Issuing Entity), was calculated using one additional remaining monthly payment for each lease. The securitization values for the December 2016 collection period were corrected in this regard. The decline in the securitization values from the November 2016 collection period is, as a result of the correction, greater than would otherwise have been the case. The amount of this decline in securitization values for the Issuing Entity is approximately $0.8 million.

Amounts in USD

Pool Statistics

Pool Data

	Amount	Number of Leases
Cutoff Date Securitization Value	1,560,009,098.90	37,427
Securitization Value beginning of Collection Period	1,182,573,957.86	31,255
Principal portion of lease payments	16,449,970.06	
Terminations- Early	18,865,729.56	
Terminations- Scheduled	13,661,091.05	
Repurchase Payment (excluding interest)	0.00	
Gross Losses	4,445,188.53	
Securitization Value end of Collection Period	1,129,151,978.66	30,086
Pool Factor	72.38%	

	As of Cutoff Date	Current
Weighted Average Securitization Rate	7.27%	7.27%
Weighted Average Remaining Term (months)	23.45	14.65
Weighted Average Seasoning (months)	12.34	21.47
Aggregate Base Residual Value	1,158,924,346.82	932,258,530.45
Cumulative Turn-in Ratio		92.22%
Proportion of base prepayment assumption realized life to date		73.91%
Actual lifetime prepayment speed		0.50%

Delinquency Profile

Delinquency Profile *	Amount **	Number of Leases	Percentage
Current	1,125,056,333.09	29,995	99.64%
31-60 Days Delinquent	2,956,430.54	67	0.26%
61-90 Days Delinquent	794,984.79	17	0.07%
91-120 Days Delinquent	344,230.24	7	0.03%
Total	1,129,151,978.66	30,086	100.00%

Delinquency Trigger		**4.861%**
60+ Delinquency Leases to EOP Aggregate Securitization Value		0.101%
Delinquency Trigger occurred		No

 *A lease is not considered delinquent if the amount past due is less than 10% of the payment due under such lease

**Based on the actual Securitization Value of the respective leases

Amounts in USD

Loss Statistics

	Current		Cumulative	
Credit Loss	**Amount**	**Number of Leases**	**Amount**	**Number of Leases**
Securitization Value of Defaulted Leases, Beg of Collection Period	1,167,552.79	33	10,786,337.65	271
Liquidation Proceeds	968,004.04		8,299,534.08	
Recoveries	317,562.03		1,307,121.66	
Principal Net Credit Loss / (Gain)	(118,013.28)		1,179,681.91	

Net Credit Loss / (Gain) as % of Average Securitization Value (annualized):

Current Collection Period	(0.123)%	
Prior Collection Period	0.418 %	
Second Prior Collection Period	(0.009%)	
Third Prior Collection Period	(0.055%)	
Four Month Average	0.058%	

Cumulative Net Credit Loss / (Gain) as % of Cutoff Date Securitization Value		0.076%
Average Net Credit Loss / (Gain)		4,353.07

	Current		Cumulative	
Residual Loss	**Amount**	**Number of Leases**	**Amount**	**Number of Leases**
Securitization Value of Liquidated Leases, Beg of Collection Period	35,727,989.34	1,136	230,350,662.00	7,068
Sales Proceeds and Other Payments Received	34,601,770.16		227,356,957.36	
Residual Loss / (Gain)	1,126,219.18		2,993,704.64	

Residual Loss / (Gain) as % of Average Securitization Value (annualized):

Current Collection Period	1.169%	
Prior Collection Period	1.301 %	
Second Prior Collection Period	1.096 %	
Third Prior Collection Period	0.596 %	
Four Month Average	1.040%	

Cumulative Residual Loss / (Gain) as % of Cutoff Date Securitization Value		0.192%
Average Residual Loss / (Gain)		423.56